UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

[Rule 13d-102]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. __)*

Pfenex, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

71707104

(CUSIP Number)

John T. Unger 333 Clay Street, Suite 3300 Houston, Texas 77002 (713) 653-8811

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 71707104	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS. Signet Healthcare Partners QP Partnership III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,395,147
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,395,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,395,147
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (See instructions) PN

SCHEDULE 13G

CUSIP No. 71707104	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS. Signet Healthcare Partners Accredited Partnership III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 923,937
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 923,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See instructions) PN

SCHEDULE 13G

CUSIP No. 71707104	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS. Signet Healthcare Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,319,084(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,319,084(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,319,084(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See instructions) PN

(1) Represents 923,937 shares of common stock owned by Signet Healthcare Partners Accredited Partnership III, LP and 3,395,147 shares of common stock owned by Signet Healthcare Partners QP Partnership III, LP, of which Signet Healthcare Partners, LP serves as management company.

SCHEDULE 13G

CUSIP No. 71707104	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS. Signet Healthcare GP III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,319,084(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,319,084(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,319,084(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See instructions) PN

(1) Represents 923,937 shares of common stock owned by Signet Healthcare Partners Accredited Partnership III, LP and 3,395,147 shares of common stock owned by Signet Healthcare Partners QP Partnership III, LP, of which Signet Healthcare Partners, LP serves as the general partner.

SCHEDULE 13G

CUSIP No. 71707104	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS. Signet Holdings , LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,319,084(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,319,084(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,319,084(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See instructions) CO

(1) Represents 923,937 shares of common stock owned by Signet Healthcare Partners Accredited Partnership III, LP and 3,395,147 shares of common stock owned by Signet Healthcare Partners QP Partnership III, LP.

SCHEDULE 13G

CUSIP No. 71707104	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS. James C. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,319,084(1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,319,084(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,319,084(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) Represents 923,937 shares of common stock owned by Signet Healthcare Partners Accredited Partnership III, LP and 3,395,147 shares of common stock owned by Signet Healthcare Partners QP Partnership III, LP.

CUSIP No. 71707104	13G	Page 8 of 13 Pages

Item 1.

(a)	Name of Issuer: Pfenex, Inc.

(b)	Address of Issuer’s Principal Executive Offices

10790 Roselle Street

San Diego, California 92121

Item 2.

(a)	Name of Persons Filing:

Signet Healthcare Partners Accredited Partnership III, LP, Signet Healthcare Partners QP Partnership III, LP, Signet Healthcare GP III, LP, Signet Healthcare Partners, LP, Signet Holdings, LLC, and James C. Gale

(b)	Address of Principal Business Office or, if None, Resident:

Carnegie Hall Towers

152 West 57th St., 19th Fl.

New York, New York 10019

(c)	Citizenship:

Signet Healthcare Partners Accredited Partnership III, LP, Signet Healthcare Partners QP Partnership III, LP, Signet Healthcare GP III, LP, and Signet Healthcare Partners, LP are Delaware limited partnerships.

Signet Holdings, LLC is a Delaware limited liability company

James C. Gale is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 71707104

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing are a:

(a)	☐ Broker or dealer[1] registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

_____________________

CUSIP No. 71707104	13G	Page 9 of 13 Pages

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4. Ownership.

				(c) Number of Shares as to which the Person has:
	(a) Aggregate Beneficially Owned		(b) Percent of Class(1)	(i) Sole Power to Vote or Direct the Vote	(ii) Shared Power to Vote or to Direct the Vote		(iii) Sole Power to Dispose or to Direct the Disposition of	(iv) Shared Power to Dispose or to Direct the Disposition of
Signet Healthcare Partners Accredited Partnership, LP	923,937		4.8%	0	923,937		0	923,937
Signet Healthcare Partners QP Partnership, LP	3,395,147		17.6%	0	3,395,147		0	3,395,147
Signet Healthcare GP III, LP	4,319,084	(2)	22.4%	0	4,319,084	(2)	0	4,319,084	(2)
Signet Healthcare Partners, LP	4,319,084	(2)	22.4%	0	4,319,084	(2)	0	4,319,084	(2)
Signet Holdings, LLC	4,319,084	(2)	22.4%	0	4,319,084	(2)	0	4,319,084	(2)
James C. Gale	4,319,084	(2)	22.4%	0	4,319,084	(2)	0	4,319,084	(2)

(1) Based on 19,233,897 shares outstanding.

(2) Includes 923,937 shares owned by Signet Healthcare Partners Accredited Partnership, LP, and 3,395,147 shares owned by Signet Healthcare Partners QP Partnership III, LP for which Signet Healthcare GP III, LP serves as the sole general partner and Signet Healthcare Partners, LP serves as the management company. Signet Holdings, LLC serves as the sole general partner of Signet Healthcare GP III, LP and Signet Healthcare Partners, LP. Mr. Gale serves as a managing member and Chief Investment Officer of Signet Holdings, LLC and exercises voting and dispositive power as such on behalf of Signet Holdings, LLC.; thus, he may also be deemed to be the beneficial owner of these securities. Each of Signet Healthcare GP III, LP, Signet Healthcare Partners, LP, Signet Holdings, LLC, and Mr. Gale disclaim any beneficial ownership of the reported securities owned by Signet Healthcare Partners Accredited Partnership III, LP and Signet Healthcare Partners QP Partnership III, LP. in excess of its or his pecuniary interest in such securities.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 71707104	13G	Page 10 of 13 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are held in connection with or as a participant in any transaction having the purpose or effect.

CUSIP No. 71707104	13G	Page 11 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: July 31, 2014

Signet Healthcare Partners Accredited Partnership III, LP

By: Signet Healthcare GP III, LP, its general partner

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
Name: James C. Gale
Title: Chief Investment Officer

Signet Healthcare Partners QP Partnership, LP

By: Signet Healthcare GP III, LP, its general partner

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
Name: James C. Gale
Title: Chief Investment Officer

Signet Healthcare GP III, LP

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
Name: James C. Gale
Title: Chief Investment Officer

Signet Healthcare Partners, LP

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
Name: James C. Gale
Title: Chief Investment Officer

Signet Holdings, LLC

By:	/s/ James C. Gale
Name: James C. Gale
Title: Chief Investment Officer

/s/ James C. Gale
James C. Gale

CUSIP No. 71707104	13G	Page 12 of 13 Pages

Exhibit 1

Schedule 13G Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

The undersigned is eligible to file a statement or statements on Schedule 13G pertaining to the Common Stock, $0.001 par value per share, of Pfenex, Inc., a Delaware corporation, to which this Agreement is an exhibit. The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. The undersigned agrees that such statement is being filed by and on behalf of each of the persons executing this Agreement.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: July 31, 2014

Signet Healthcare Partners Accredited Partnership III, LP

By: Signet Healthcare GP III, LP, its general partner

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
Name: James C. Gale
Title: Chief Investment Officer

Signet Healthcare Partners QP Partnership, LP

By: Signet Healthcare GP III, LP, its general partner

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
Name: James C. Gale
Title: Chief Investment Officer

Signet Healthcare GP III, LP

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
Name: James C. Gale
Title: Chief Investment Officer

CUSIP No. 71707104	13G	Page 13 of 13 Pages

Signet Healthcare Partners, LP

By: Signet Holdings, LLC, its general partner

By:	/s/ James C. Gale
Name: James C. Gale
Title: Chief Investment Officer

Signet Holdings, LLC

By:	/s/ James C. Gale
Name: James C. Gale
Title: Chief Investment Officer

/s/ James C. Gale
James C. Gale